                                                                      EXHIBIT 12

                   BOISE CASCADE OFFICE PRODUCTS CORPORATION
                       RATIO OF EARNINGS TO FIXED CHARGES

                                            For the Year Ended December 31
                                   -------------------------------------------------
                                     1999       1998       1997      1996     1995
                                   ---------  ---------  --------  --------  -------
                                                (dollars in thousands)
Interest costs and amortization
   of debt costs                   $ 24,940   $ 26,273   $ 20,308  $  7,868  $   725
Interest costs capitalized
   during the period                    204      1,025          -         -        -
Interest factor related to
   noncapitalized leases (1)          6,265      5,207      4,456     4,839    2,203
                                   --------   --------   --------  --------  -------
   Total fixed charges             $ 31,409   $ 32,505   $ 24,764  $ 12,707  $ 2,928
                                   ========   ========   ========  ========  =======

Income before income taxes         $130,427   $ 95,911   $ 99,784  $ 93,812  $71,370
Total fixed charges                  31,409     32,505     24,764    12,707    2,928
Less:  Interest capitalized            (204)    (1,025)         -         -        -
                                   --------   --------   --------  --------  -------
Total earnings before
   fixed charges                   $161,632   $127,391   $124,548  $106,519  $74,298
                                   ========   ========   ========  ========  =======

Ratio of earnings to fixed charges      5.1        3.9        5.0       8.4     25.4

(1) Interest expense for operating leases with terms of one year or longer is based on an imputed interest rate for each lease.